Nuvilex, Inc.
1971 Old Cuthbert Road
Cherry Hill, New Jersey  08034

March 26, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549
Attention:  Vanessa Robertson, Staff Accountant

Re:	Nuvilex, Inc. -- Form 8-K filed on March 9, 2010 (File No. 333-68008)

Dear Ms. Robertson:

We are in receipt of the letter dated March 11, 2010 (the “Comment Letter”), including comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Form 8-K (File No. 333-68008) filed by Nuvilex, Inc., a Nevada corporation (the “Registrant”), on March 9, 2010 (the “Form 8-K”).  Set forth below are the Registrant’s responses to the Staff’s comments.  The numbers associated with the headings and responses set forth below correspond to the numbered comments in the letter from the Staff.

Item 4.01(a)

1.
Please revise the second paragraph of your filing to state whether during the two most recent fiscal years and any subsequent interim period preceding such dismissal there were any disagreements with the former accountant.  You should specify the subsequent interim period as the interim period through the date of dismissal which was March 8, 2010.  Your current disclosure only goes through October 31, 2009.

Response:  The disclosures have been revised in response to the Staff’s comment.

2.
Please revise the third paragraph of your filing to specify the subsequent interim period as the interim period through the date of engagement which was March 8, 2010.  Your current disclosure only goes through March 1, 2010.

Response:  The disclosures have been revised in response to the Staff’s comment.

3.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  It appears Gruber & Company, LLC disclosed an uncertainty regarding your ability to continue as a going concern in your Form 10-K filed August 13, 2009.  Please revise your disclosure to provide a description of the nature of their conclusion.

Response:  The disclosure has been revised in response to the Staff’s comment.

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:  The Registrant notes the Staff’s comment and respectfully advises the Staff that it is filing an updated Exhibit 16 letter with Amendment No. 1 to Form 8-K.

*           *           *

As specifically requested by the Commission, the Registrant acknowledges that:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (856) 354-0707 or Jennifer A. DePalma, Esq. at (650) 473-2670.

Sincerely,

/s/ Martin Schmieg

Martin Schmieg
Chief Executive Officer

cc:	Jennifer A. DePalma, Esq., O’Melveny & Myers LLP